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                                                                EXHIBIT 99(c)(2)

                              Dynatech Corporation
                          3 New England Executive Park
                         Burlington, Massachusetts 01803


                                                    PRIVILEGED AND CONFIDENTIAL
                                                    ---------------------------

                                                                August 13, 1999

VIA FACSIMILE
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Mr. Donald L. Strohmeyer
President and Chief Executive Officer
Applied Digital Access, Inc.
9855 Scranton Road
San Diego, California 92121

Dear Don:

           This letter is to confirm our mutual understanding with respect to the ongoing negotiations between Dynatech Corporation ("Dynatech") and Applied Digital Access, Inc. ("ADA") concerning the possibility of a business relationship between the companies, pursuant to the Short Form Confidentiality Agreement (the "Confidentiality Agreement"), between Dynatech and ADA, dated effective April 13, 1999.

           As you are aware Dynatech initially considered a purchase price of approximately $70 million for the stock of ADA. As a result of discussions with ADA's management and further consideration of the value of ADA, Dynatech has suggested a non-binding purchase price of approximately $80 million (assuming cash on hand of at least $14.2 million) for all of the outstanding stock and the cancellation of all options of ADA, subject to the satisfactory completion of Dynatech's due diligence efforts, approval by the Dynatech Board of Directors and approval of a merger agreement and recommendation of the offer to the stockholders of ADA by the Board of Directors of ADA.

           I would like to sum up some of the other points we have touched upon during our discussions. We anticipate a break up fee of no greater than 4%. Although due diligence findings could alter our thinking, the discussions I had with Tom Bentley regarding the ongoing staffing remains our current plan. We will keep you up to date on a frequent basis.
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           As you know, we consider stock options and other incentive programs for key personnel to be very important. Gary looks forward to discussing those programs with you in more detail during our visit next week.

           By receipt of this letter and execution below, ADA hereby agrees to treat the contents of this letter in the same manner as Dynatech is obligated to treat confidential information of ADA pursuant to the Confidentiality Agreement.

           We look forward to the speedy completion of our due diligence efforts and the negotiation of a definitive agreement.

           Should you have questions, concerning this matter, please do not hesitate to contact me at (781) 221-2057.

                                Very truly yours,

                                /s/ Samual W. Tishler

                                Samuel W. Tishler
                                Vice President


Accepted and Agreed:

Applied Digital Access, Inc.



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   Name:
   Title:

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